SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration
under Section 12(g) of the Securities Exchange
Act of 1934 or Suspension of Duty to File Reports
Under Sections 13 and 15(d) of the
Securities Exchange Act of 1934

Commission File Number 000-31851

Multilink Technology Corporation

(Exact name of registrant as specified in its charter)

      300 Atrium Drive, 2nd Floor, Somerset, New Jersey 08973, (732) 537-3700

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

      Common Stock, Par Value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	(X)	Rule 12h-3(b)(1)(i)	(X)
Rule 12g-4(a)(1)(ii)	( )	Rule 12h-3(b)(1)(ii)	( )
Rule 12g-4(a)(2)(i)	( )	Rule 12h-3(b)(2)(i)	( )
Rule 12g-4(a)(2)(ii)	( )	Rule 12h-3(b)(2)(ii)	( )
		Rule 15d-6	( )

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Multilink Technology Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 21, 2003

MULTILINK TECHNOLOGY CORPORATION

By:	/s/ Louis R. Tomasetta
	Name:	Louis R. Tomasetta
	Title:	President and Chief Executive Officer